UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2020

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

EXHIBIT INDEX

Exhibit 99.1	Total enters into a giant offshore wind farm project in Scottish North Sea (June 3, 2020)

Exhibit 99.2	Total joins the “Getting to Zero Coalition” to Contribute to Shipping Industry’s Decarbonization (June 8, 2020)

Exhibit 99.3	Algeria: Total and Sonatrach extend their partnership in Liquefied Natural Gas (June 25, 2020)

Exhibit 99.4	Brazil: Production Ramp-Up on Iara with the Start-Up of the Second FPSO (June 26, 2020)

EXHIBIT INDEX

Exhibit 99.1 Total enters into a giant offshore wind farm project in Scottish North Sea (June 3, 2020)

Exhibit 99.2 Total joins the “Getting to Zero Coalition” to Contribute to Shipping Industry’s Decarbonization (June 8, 2020)

Exhibit 99.3 Algeria: Total and Sonatrach extend their partnership in Liquefied Natural Gas (June 25, 2020)

Exhibit 99.4 Brazil: Production Ramp-Up on Iara with the Start-Up of the Second FPSO (June 26, 2020)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

TOTAL S.A.

Date: June 30, 2020	By:	/s/ ANTOINE LARENAUDIE
Name: Antoine LARENAUDIE
Title: Group Treasurer